March 20, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Paramount Gold Nevada Corp.

Registration Statement on Form S-3

Originally Filed November 7, 2023

File No. 333- 275376

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Paramount Gold Nevada Corp. hereby requests that the above-referenced registration statement be declared effective by the Securities and Exchange Commission on March 22, 2024 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Please contact James T. Seery of Duane Morris LLP at (973) 424-2088 with any questions. Also, please notify Mr. Seery when this request for effectiveness has been granted.

Sincerely,

/s/ Carlo Buffone

Carlo Buffone
Chief Financial Officer

cc:	James T. Seery, Duane Morris LLP